IMPERIAL

RECEIVED

2007 JUN 28 A 8:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 June 2007

07024782

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial Onerlatil

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited.

- 21/06/2007 – Capital Raising – Placement

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

6/29

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

ASX
AUSTRALIAN SECURITIES EXCHANGE

RECEIVED
2007 JUN 28 A 8:-5
ICE OF INTERNATIONAL
CORPORATE FINANCE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/06/2007

TIME: 10:04:03

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: ASX LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Capital Raising - Placement

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

IMPERIAL

21 June 2007

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

CAPITAL RAISING
PLACEMENT

The Directors of Imperial Corporation Limited (**"Imperial"**) are pleased to announce that the Company has concluded the issue of $1.0 million in convertible notes and $850,000 in new shares. In addition the Company has converted a small outstanding loan of $310,000 and accrued interest of $41,801.38 into new shares. The Placement was undertaken as a private placement to sophisticated investors. Attached is a Section 708A Notice as required by the Corporations Act 2001 in respect of the Placement.

1. Utilisation of Funds

- Towards the continuation of the drilling program at the Carrolltown Joint Venture, Pennsylvania, where 16 natural gas wells have been drilled at a 100% success rate. The joint venture has secured a rig to drill a further 5 wells as announced to the ASX on the 12 June 2007.

- For working capital as the Company continues to finalise its second acquisition of oil and gas assets in the Appalachia Basin. As announced to the ASX in December 2006, following the initial acquisition of a small independent gas production and development company for US$9.35 million, Imperial through its 65% owned subsidiary Empire Energy USA LLC is seeking additional acquisitions in the region.

- To assist in the finalisation of an oil and gas financing facility. Subject to the usual energy based lending covenants, Imperial and Empire Energy are finalising a debt facility with a major specialist international bank to fund targeted acquisitions.

2. Convertible Note Investors

- The Company has placed $1.0 million in Convertible Notes, equally, with Belgravia Group Pty Ltd (Geoff Lord) and Belgravia Associates (NSW) Pty Ltd (Kevin Maloney) respectively, Melbourne and Sydney based investment groups.

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

- To provide additional depth to the Imperial Board and to provide support with the development of its North American energy strategy, Belgravia Associates has nominated a director to join the Board of Imperial. To reflect the new shareholders' interest Imperial is expected to make an announcement on the additional director within the next week.

3. Future Acquisitions

- As previously announced to the ASX, Imperial through its subsidiary, Empire Energy has identified, in the Appalachia Basin, a number of potential acquisition opportunities in the oil and gas production and development industry. Negotiations are also continuing to acquire additional oil and gas production service businesses.

As Imperial has previously announced, subject to oil and more specifically natural gas prices, the Directors believe the Company's low risk aggregation and consolidation of Appalachia Basin energy assets will benefit shareholder value as the Company's acquisition and development strategy unfolds.

Yours faithfully

David Hughes
Secretary

IMPERIAL

Section 708 Notice

Notice under section 708A(5)(e) of the Corporations Act 2001 (Cth)

(ASX Code: IMP)

Imperial Corporation Limited (IMP) seeks to rely on section 708A(5) of the *Corporation Act 2001* (Cth) **(the Act)** and gives notice under section 708A(5)(e) of the Act of the following details:

- On 15 June 2007 IMP placed 500,000 Convertible Notes (Notes), which if converted, will convert to 34,482,758 ordinary shares (Shares);
- On 18 June 2007 IMP placed 500,000 Convertible Notes (Notes), which if converted, will convert to 34,482,758 ordinary shares (Shares);
- On 19 June 2007 IMP placed 65,384,615 ordinary shares (Shares);
- On 19 June 2007 IMP placed 27,061,645 ordinary shares (Shares) in repayment of an existing loan and accrued interest;
- IMP issued the Notes and Shares without disclosure to investors under Part 6D.2 of the Act;
- As at the date of this notice, IMP has complied with:
    - the provisions of Chapter 2M of the Act as they apply to IMP; and
    - Section 674 of the Act; and
- As at the date of this notice, there is no information to be disclosed that is 'excluded information' within the meaning of and as required by sections 708A(7) and (8) of the Act

David Hughes
Company Secretary

END